Nomad Royalty Company Ltd.

Condensed consolidated interim financial statements for the three months ended March 31, 2022 and 2021 (unaudited)

(Expressed in United States dollars)

Nomad Royalty Company Ltd.
Consolidated balance sheets (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Notes	March 31, 2022	December 31, 2021
		$	$
Assets
Current assets
Cash		21,519	12,377
Amounts receivable		3,813	2,857
Other assets		2,394	2,935
Total current assets		27,726	18,169
Non-current assets
Royalty, stream and other interests	3	310,039	314,783
Deferred income taxes		43,214	43,061
Total non-current assets		353,253	357,844
Total assets		380,979	376,013
Liabilities
Current liabilities
Accounts payable and accrued liabilities		5,423	6,057
Deferred payment liability – host contract	4	9,886	9,712
Deferred payment liability – conversion option	4	685	1,588
Total current liabilities		15,994	17,357
Non-current liabilities
Revolving credit facility		41,750	68,750
Total non-current liabilities		41,750	68,750
Total liabilities		57,744	86,107
Equity
Common shares	5	288,271	255,305
Warrants		3,156	3,156
Contributed surplus		5,462	4,732
Retained earnings		2,782	2,785
Equity attributable to Nomad Royalty Company Ltd's shareholders		299,671	265,978
Non-controlling interests		23,564	23,928
Total equity		323,235	289,906
Total liabilities and equity		380,979	376,013
Subsequent events (Note 11)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors
(signed) Vincent Metcalfe, Director	(signed) Jamie Porter, Director

11

Nomad Royalty Company Ltd.
Consolidated statements of income (loss) and comprehensive income (loss) (unaudited)
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

		Three months ended
	Notes	March 31, 2022	March 31, 2021
		$	$
Revenue	8
Gold and silver sales		10,010	9,338
Other revenue		3,772	314
Total revenue		13,782	9,652
Cost of sales
Purchased cost of gold and silver		1,671	3,306
Depletion of royalty, stream and other interests	3	5,474	3,470
Total costs of sales		7,145	6,776
Gross profit		6,637	2,876
Other operating expenses
General and administrative expenses		1,691	1,139
Project evaluation expenses		—	236
Share-based compensation	6	674	662
Change in fair value of gold prepay loan		—	1,118
Total other operating expenses		2,365	3,155
Operating income (loss)		4,272	(279)
Other income (expenses)
Change in fair value of conversion option	4	903	394
Finance costs		(727)	(403)
Foreign exchange loss		(52)	(9)
Total other income (expenses)		124	(18)
Income (loss) before income taxes		4,396	(297)
Income tax recovery (expense)		(1,655)	39
Net income (loss) and comprehensive income (loss)		2,741	(258)
Net income (loss) and comprehensive income (loss) attributable to:
Nomad Royalty Company Ltd's shareholders		2,455	(258)
Non-controlling interests		286	—
Net income (loss) per share	7
Basic		0.04	(0.00)
Diluted		0.03	(0.01)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.
22

Nomad Royalty Company Ltd.
Consolidated statements of cash flows (unaudited)
(tabular amounts expressed in thousands of United States dollars)

		Three months ended
	Notes	March 31, 2022	March 31, 2021
		$	$
Operating activities
Net income (loss) for the period		2,741	(258)
Adjustments for:
Cost of sales related to gold prepay loan		—	1,522
Depletion of royalty, stream and other interests	3	5,474	3,470
Share-based compensation	6	674	662
Change in fair value of gold prepay loan		—	1,118
Change in fair value of conversion option	4	(903)	(394)
Deferred income tax recovery		494	(107)
Finance costs		253	239
Interest received		—	210
Changes in other assets and liabilities
Amounts receivable		(956)	558
Other assets		507	(28)
Accounts payable and accrued liabilities		(875)	(672)
Cash provided by operating activities		7,409	6,320
Investing activities
Acquisition of royalty, stream and other interests		(230)	(1,192)
Cash used in investing activities		(230)	(1,192)
Financing activities
Proceeds on issuance of common shares	5	34,055	—
Revolving credit facility repayment	5	(27,000)	—
Share issue expenses		(2,204)	(8)
Financing fees		(40)	(85)
Dividends paid to the Company's shareholders		(2,198)	(2,220)
Dividends paid to non-controlling interests		(650)	—
Net cash provided by (used in) financing activities		1,963	(2,313)
Net increase in cash		9,142	2,815
Cash at beginning of period		12,377	22,517
Cash at end of period		21,519	25,332

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.
33

Nomad Royalty Company Ltd.
Consolidated statements of changes in equity (unaudited)
(tabular amounts expressed in thousands of United States dollars)

		Equity attributed to Nomad Royalty Company Ltd's shareholders
	Notes	Number of common shares outstanding	Common shares	Warrants	Contributed surplus	Retained Earnings	Total	Non-controlling interests	Total
			$	$	$	$	$	$	$

Balance as at December 31, 2021		56,684,334	255,305	3,156	4,732	2,785	265,978	23,928	289,906
Net income and comprehensive income		—	—	—	—	2,455	2,455	286	2,741
Dividends declared		—	—	—	—	(2,458)	(2,458)	(650)	(3,108)
Dividends reinvested		814	6	—	—	—	6	—	6
Bought deal financing	5	4,675,000	34,055	—	—	—	34,055	—	34,055
Acquisition of a portfolio of royalty interests	3	96,818	700	—	—	—	700	—	700
Share-based compensation	6								—
- Share options		—	—	—	187	—	187	—	187
- Restricted and performance share units		—	—	—	241	—	241	—	241
- Deferred share units		—	—	—	302	—	302	—	302
Share issuance costs, net of income taxes of $647,000	5	—	(1,795)	—	—	—	(1,795)	—	(1,795)

Balance as at March 31, 2022		61,456,966	288,271	3,156	5,462	2,782	299,671	23,564	323,235

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nomad Royalty Company Ltd.
Consolidated statements of changes in equity (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Equity attributed to Nomad Royalty Company Ltd's shareholders
	Number of common shares outstanding	Common shares	Warrants	Contributed surplus	Retained Earnings	Total
		$	$	$	$	$

Balance as at December 31, 2020	56,542,768	254,210	2,838	3,091	13,439	273,578
Net loss and comprehensive loss	—	—	—	—	(258)	(258)
Dividends declared	—	—	—	—	(2,252)	(2,252)
Acquisition of Blackwater Gold Royalty	79,185	669	—	—	—	669
Share-based compensation
- Share options	—	—	—	140	—	140
- Restricted share units	—	—	—	326	—	326
- Deferred share units	—	—	—	196	—	196
Share options exercised	1,040	9	—	(9)	—	—
Settlement of restricted share units in common shares	13,357	100	—	(204)	—	(104)

Balance as at March 31, 2021	56,636,350	254,988	2,838	3,540	10,929	272,295

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2022 and 2021
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 1 – Description of Business and Nature of Operations
Nomad Royalty Company Ltd. (“Nomad” or the “Company”) was incorporated on February 20, 1961 in British Columbia, Canada. On December 20, 2019, the Company was continued from the Business Corporations Act (British Columbia) to the Canada Business Corporations Act. The Company's head and registered office is located at 1275 Avenue des Canadiens-de-Montreal, Suite 500, Montreal, Québec, Canada H3B 0G4.
Nomad is a precious metal royalty and streaming company that purchases rights to a certain percentage of the gold or silver produced from a mine, typically for the life of the mine. Nomad owns a portfolio of 22 royalty, stream and other interests, of which 8 are on currently producing mines.
Nomad's common shares are quoted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “NSR” and are also quoted for trading on the Frankfurt Stock Exchange under the symbol “IRL”.
Note 2 - Basis of Presentation and Statement of Compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted and these condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2021.
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2021.
These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. These condensed consolidated interim financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency. References to “CA$” refer to Canadian dollars.
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The critical judgments and estimates applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2021.
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on May 5, 2022.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2022 and 2021
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

COVID-19
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The spread of COVID-19 around the world since 2020 has caused significant volatility in Canada, U.S. and international markets. The speed and extent of the spread of COVID-19 and its variants, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. The full extent and impact of the COVID-19 pandemic is unknown and to date has included volatility in financial markets, a slowdown in economic activity and volatility in commodity prices (including gold and silver). The Company completed a review of all operations on which the Company holds royalty, stream and other interests to identify the impacts of COVID-19. During the first half of 2020, a number of mining projects in respect of which the Company holds royalty, stream or other interests, were suspended due to operational restrictions or as governments declared a state of emergency. All of these operations have since restarted. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its royalty, stream and other interests, including the assessment for impairment. As at March 31, 2022, the Company has not recorded any impairments directly attributable to the COVID-19 pandemic.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2022 and 2021
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 3 – Royalty, Stream and Other Interests
The following table summarizes the carrying values of the Company’s royalty, stream and other interests as at March 31, 2022:

	Costs			Accumulated depletion			Carrying amount
	Balance – January 1, 2022	Additions	Balance – March 31, 2022	Balance – January 1, 2022	Depletion	Balance – March 31, 2022	Balance – March 31, 2022
	$		$	$	$	$	$
Stream interests
Blyvoor Gold Stream	37,000	—	37,000	(37)	(36)	(73)	36,927
Woodlawn Silver Stream	19,000	—	19,000	(402)	—	(402)	18,598
Mercedes Gold and Silver Stream	31,778	—	31,778	(15,101)	(2,664)	(17,765)	14,013
South Arturo Silver Stream	1,043	—	1,043	(570)	—	(570)	473
Bonikro Gold Stream	35,011	—	35,011	(9,235)	(1,146)	(10,381)	24,630
Greenstone Gold Stream	13,622	—	13,622	—	—	—	13,622
Platreef Gold Stream	18,938	—	18,938	—	—	—	18,938
Total – Stream interests	156,392	—	156,392	(25,345)	(3,846)	(29,191)	127,201
Royalty and other interests
RDM Gold Royalty	5,817	—	5,817	(1,248)	(180)	(1,428)	4,389
Gualcamayo Gold Royalty	39,634	—	39,634	—	—	—	39,634
Suruca Gold Royalty	12,512	—	12,512	—	—	—	12,512
Troilus Gold Royalty	8,575	—	8,575	—	—	—	8,575
Moss Gold Royalty	9,086	—	9,086	(529)	(86)	(615)	8,471
Robertson Gold Royalty	34,665	—	34,665	—	—	—	34,665
Blackwater Gold Royalty	3,067	—	3,067	—	—	—	3,067
Caserones Copper Royalty	73,084	—	73,084	(927)	(1,362)	(2,289)	70,795
Other royalty interests	—	730	730	—	—	—	730
Total – Royalty and other interests	186,440	730	187,170	(2,704)	(1,628)	(4,332)	182,838
	342,832	730	343,562	(28,049)	(5,474)	(33,523)	310,039

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2022 and 2021
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Amendments to the Woodlawn Silver Stream
On February 17, 2022, DEVELOP Global Limited (“DEVELOP”) announced it had agreed to acquire Heron Resources Limited (“Heron”) for upfront consideration of A$30 million ($22.5 million) and success-driven milestone-related payments of up to A$70 million ($52.5 million). DEVELOP has entered into binding cooperation deeds with Nomad and other parties who, together, hold in aggregate more than 50% of the value of the total claims against Heron, pursuant to which those creditors have agreed to vote in favour of the deed of company arrangement proposed by DEVELOP pursuant to which DEVELOP will acquire Heron. In connection with the acquisition of Heron by DEVELOP, the existing Nomad stream arrangement in respect of the Woodlawn mine will remain in place, subject to the following amendments:
•The aggregate amount of silver to be delivered to the Company will be capped at A$27 million ($20.2 million);
•A secondary stream will be introduced in respect of tailings, under which A$1.0 million ($0.7 million) will be paid for every 1Mt of tailings ore processed at a certain tenement at the Woodlawn mine, capped at A$10 million ($7.5 million); and
•The obligations under the Woodlawn Silver Stream will no longer be secured.
In addition, the lead marketing fee agreement pursuant to which a 0.2% fee is payable to the Company on each tonne of payable lead contained in the project lead concentrates of the Woodlawn mine until such time as the fees has been paid for and in respect of 100,000 tonnes of payable lead, will be terminated upon the acquisition of Heron by DEVELOP pursuant to the deed of company arrangement.
As a result of the changes to the existing Woodlawn Silver Stream, the Company reviewed the impact of the above amendments to the Woodlawn Silver Stream's carrying value. The recoverable amount of the Woodlawn Silver Stream was determined based on fair value less cost of disposal calculations and using key assumptions related to the silver price, production level and pre-tax discount rate. As the recoverable amount exceeded the carrying amount of the Woodlawn Silver Stream, no impairment was therefore required.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2022 and 2021
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 4 – Deferred Payment Liability
The deferred payment of $10 million to Yamana Gold Inc. (“Yamana”), with maturity date of May 27, 2022, bears interest at an annual rate of 3%, payable on a quarterly basis, and is convertible at any time, in whole or in part, at the option of the Yamana, into Nomad’s common shares at a price of CA$9.00 per common share (the “Deferred Payment”).
The Deferred Payment is a compound financial instrument, comprising a debt host (“Deferred Payment Liability”) and a conversion option portion (“Conversion option”), and they are presented in their entirety as financial liabilities in the consolidated interim balance sheets.

	Debt host	Conversion option	Total
	$	$	$
Balance as at January 1, 2022	9,712	1,588	11,300
Change in fair value of Conversion option	—	(903)	(903)
Finance costs	248	—	248
Interest	(74)	—	(74)
Balance as at March 31, 2022	9,886	685	10,571
From a liquidity perspective, the maximum principal amount that could be paid, if the Deferred Payment is not converted prior to maturity, is $10 million, exclusive of interest to be paid in cash.
Note 5 – Share Capital
Bought deal financing
On January 20, 2022, the Company closed a public offering on a bought deal basis for 4,675,000 common shares of the Company at a price of CA$9.10 per common share for aggregate gross proceeds of CA$42.5 million ($34.1 million) (the “Financing”). Share issue expenses related to the Financing amounted to $2.4 million ($1.8 million, net of income taxes). On January 24, 2022, a portion of the net proceeds of the Financing were used to repay an amount of $27 million of the revolving credit facility.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2022 and 2021
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 6 – Share-based Compensation
Share options
Set out below are summaries of share purchase options (“Options”) outstanding and exercisable under the Nomad Option Plan and the Guerrero Option Plan:

	Number of Options	Weighted average exercise price per share
		CA$
Options outstanding as at January 1, 2022	1,382,093	8.94
Granted - Nomad Option Plan	285,800	8.50
Options outstanding as at March 31, 2022	1,667,893	8.87
Options exercisable as at March 31, 2022	904,225	7.92

A summary of the Company’s Options as of March 31, 2022 is as follows:

Exercise Price	Number of Options outstanding	Number of Options exercisable	Weighted Average Remaining Contractual Life (in years)
(CA$)

2.00 - 8.99	498,300	212,500	3.9
9.00 to 10.99	843,783	583,120	3.1
11.00 to 12.99	307,540	102,515	3.3
13.00 to 15.00	18,270	6,090	3.3
	1,667,893	904,225	3.4
The weighted average fair value of Options granted, and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

For the three months ended March 31, 2022

Black-Scholes weighted average assumptions
Grant date share price and exercise price (CA$)	$8.50
Expected dividend yield	2.4%
Expected volatility	39%
Risk-free interest rate	1.8%
Expected Option life, in years	5
Weighted average fair value per Option granted	$1.95

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2022 and 2021
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Restricted and performance share units
Set out below are summaries of restricted share units and performance share units (“RSUs”) granted under the Nomad Share Unit Plan:

	Number of RSUs	Weighted average intrinsic value at grant date
		CA$
RSUs outstanding as at January 1, 2022	288,379	10.48
Granted	194,200	8.50
Reinvested dividends	396	10.63
RSUs outstanding as at March 31, 2022	482,975	9.68
RSUs vested as at March 31, 2022	—	—
Deferred share units
Set out below are summaries of deferred share units (“DSUs”) granted under the Nomad DSU Plan:

	Number of DSUs	Weighted average intrinsic value at grant date
		CA$
DSUs outstanding as at January 1, 2022	140,980	11.21
Granted	87,300	8.65
DSUs outstanding as at March 31, 2022	228,280	10.23
DSUs vested as at March 31, 2022	95,680	11.88

For the three months ended March 31, 2022, the total share-based compensation related to Options, RSUs and DSUs amounted to $187,000, $241,000 and $246,000, respectively ($140,000, $326,000 and $196,000 respectively for the three months ended March 31, 2021). Share based compensation related to Options, RSUs and DSUs is classified under Share-based compensation in the consolidated statement of income (loss) and comprehensive income (loss).

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2022 and 2021
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 7 – Net Income (loss) per Share
Basic net income (loss) per share is based on net income (loss) attributable to the common shareholders and is calculated based upon the weighted average number of common shares outstanding during the periods presented.
For the three months ended March 31, 2022, a total of 1,455,393 share options, 86,280 DSUs and all warrants for which the sum of the exercise price and any related unearned share-based compensation exceeds the average share price are excluded from the computation of the diluted net income per share.
As a result of the net loss for the three months ended March 31, 2021, all potentially dilutive common shares are deemed to be antidilutive with the exception of the impact of the Deferred Payment.

	For the three months ended March 31,
	2022	2021
	$	$
Reconciliation of net income (loss) used in calculating net income (loss) per share
Net income (loss) attributable to the Company's shareholders used in calculating basic net income (loss) per share	2,455	(258)
Adjustments for:
- Change in fair value of Conversion option	(903)	(394)
- Interest savings on Deferred Payment	249	232
Net income (loss) attributable to the Company's shareholders used in calculating diluted net income (loss) per share	1,801	(420)

Weighted average number of shares used as the denominator
Basic weighted average number of common shares outstanding (in thousands)	60,448	56,614
Effect of dilutive securities (in thousands)
- Share options	164	—
- RSUs	—	—
- DSUs	1	—
- Warrants	—	—
- Deferred Payment	1,412	1,417
Diluted weighted average number of common shares	62,026	58,031

Net income (loss) per share attributable to Nomad Royalty Company Ltd's shareholders
Basic	0.04	(0.00)
Diluted	0.03	(0.01)

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2022 and 2021
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 8 – Segment Disclosure
The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other royalty and stream interests. All of the Company’s assets and revenues are attributable to this single operating segment.
Geographic revenues
Geographic revenues from the sale of metals received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty or stream interests.
For the three months ended March 31, 2022 and 2021, royalty and stream interest revenues were earned from the following jurisdictions:

	Revenue for the three months ended March 31, 2022
	Gold Streams	Silver Streams	Royalties	Total
	$	$	$	$	%

North America	1,853	5,368	120	7,341	53%
South America	—	—	3,652	3,652	27%
Africa	2,789	—	—	2,789	20%
	4,642	5,368	3,772	13,782	100%

		Revenue for the three months ended March 31, 2021
	Gold Streams	Silver Streams	Royalties	Gold Prepay Loan	Total
	$	$	$	$	$	%

North America	—	4,336	138	1,518	5,992	62%
South America	—	—	176	—	176	2%
Africa	3,484	—	—	—	3,484	36%
	3,484	4,336	314	1,518	9,652	100%

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2022 and 2021
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 9 - Fair Value Measurements
Fair value measurement is determined using a three-level fair value hierarchy. Refer to Note 21 of the Company's audited consolidated financial statements for the year ended December 31, 2021, which contain a description of these three levels.
Level 3 instrument: Conversion option – deferred payment
The Deferred Payment is a compound financial instrument, comprising a debt host and a conversion option portion.
The Conversion Option embedded in the Deferred Payment described in Note 4 is measured at fair value at each reporting date and is classified as Level 3 within the fair value hierarchy. As at March 31, 2022, the fair value of the Conversion Option was estimated using a Black-Scholes option pricing model.
The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at March 31, 2022 are shown below:

	Valuation technique	Significant unobservable Inputs	Input	Sensitivity of the input to fair value
Conversion Option – Deferred Payment	Black-Scholes option pricing model	Volatility of share price	39%	Absolute value of 5% increase would result in an increase in fair value by $79.
Note 10 - Financial Risk Management
The Company’s activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s performance.
Due to its activities the Company is exposed to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk and liquidity risk.
Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management ensures that its financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies approved by the Board of Directors and risk appetite.
(a)Market Risk
Market risk is the risk that changes in market factors, such as foreign exchange rates, interest rates or other price risk, will affect the value of the Company’s financial instruments. The Company is exposed to the following market risks:

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2022 and 2021
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Foreign Exchange Risk
The Company undertakes certain transactions denominated in Canadian dollars and in Chilean Pesos, including certain operating expenses. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities denominated in Canadian dollars and in Chilean Pesos. Based on the Company’s Canadian dollar or Chilean Peso denominated monetary assets and monetary liabilities as at March 31, 2022, a 5% increase (decrease) of the value of the Canadian dollar and the Chilean Peso relative to the United States dollar would not have a material impact on net income.
In addition, the fair value of the Deferred Payment’s Conversion option is affected by the Canadian dollar exchange rate. A 5% increase in the foreign exchange rate would result in a decrease in income before income taxes of $70,000.
Interest Rate Risk
Interest rate risk refers to the risk that the value of a financial instrument or cash-flows associated with the instrument will fluctuate due to changes in market interest rates.
The Company’s interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant. Other financial assets are not exposed to interest rate risk because they bear interest at fixed rates.
Amounts drawn under the revolving credit facility are exposed to interest rate risk as they bear interest at a variable interest rate. Based on the drawn balance as at March 31, 2022, the impact on net financial expenses of a 0.5% change in interest rates would result in a decrease in income before income taxes of $159,000 over a twelve-month horizon.

The Company’s exposure to interest rate risk fluctuation on the fair value of the Conversion option is not significant and a 0.5% change in interest rates would result in an immaterial impact.
Other Price Risk
The Company is exposed to other price risk arising from the impact of changes in the price of the Company’s common shares on the fair value on the Conversion option on the Deferred Payment. A decrease (increase) of 5% in the Company’s common share price used in the Black-Scholes option pricing model would increase (decrease) income before income taxes by $319,000.
(b)Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument, leading to a financial loss. Credit risk arises from cash and trade receivables. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk and to ensure counterparties demonstrate minimum acceptable credit worthiness. The Company closely monitors its financial assets and as such does not have any significant concentration of credit risk. The Company reduces its credit risk by investing predominantly its cash with Canadian recognized financial institutions and Canadian chartered banks.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2022 and 2021
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

(c)Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment in stream and royalty interests and matching the maturity profile of financial assets and liabilities. The Company ensures that there are sufficient funds to meet its short-term business requirements on the basis of expected cash flows, taking into account its anticipated cash flows from operations, its holdings of cash, the amount available under the revolving credit facility and other equity financing opportunities such as the Company's ATM equity program.
As at March 31, 2022, the Company had cash of $21,519,000 and working capital of $11,732,000. The Company also manages liquidity risk through the management of its capital structure. As at March 31, 2022, the Company had access to undrawn borrowings of $83.25 million under the revolving credit facility, excluding the option to increase the revolving credit facility by $25 million. In addition, the ATM equity program provides the Company with the opportunity to sell up to $50 million in common shares from treasury at the Company's sole discretion and at the prevailing market price.

The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures.
The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities as at March 31, 2022. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows.

			As at March 31, 2022
	Carrying amount	Maturity	Estimated payment date
			Remainder of 2022	2023	2024	2025
Financial liabilities	$		$	$	$	$
Accounts payable and accrued liabilities (excluding interest payable)	5,349	Within 90 days	5,349	—	—	—
Deferred Payment Liability – debt host	9,886	May 2022	10,000	—	—	—
Interest on Deferred Payment Liability	74	Up to May 2022	121	—		—
Deferred Payment Liability – Conversion option	685	Up to May 2022	—	—	—	—
Revolving credit facility	41,750	Up to September 2025	—	—	—	41,750
Interest on revolving credit facility	—	Up to September 2025	789	1,047	1,050	734
	57,744		16,259	1,047	1,050	42,484

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2022 and 2021
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 11 - Subsequent events
Proposed acquisition of the Company by Sandstorm Gold Ltd.
On May 2, 2022, the Company announced it entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”), pursuant to which Sandstorm will acquire all of the issued and outstanding shares of Nomad (the “Nomad Shares”) in an all-share transaction (the “Transaction”) valued at approximately CA$755 million. The Transaction will be effected by way of a court-approved plan of arrangement, is subject to certain regulatory and shareholder approvals and is expected to close in the second half of 2022. Under the terms of the Transaction, shareholders of Nomad will receive 1.21 common shares of Sandstorm for each Nomad Share held.
The Company’s majority shareholders, Orion Mine Finance Fund II LP and Orion Mine Finance Fund III LP (collectively, “Orion”), have entered into irrevocable voting support agreements with Sandstorm pursuant to which Orion has agreed to vote all of its Nomad Shares, representing in total approximately 61% of the Nomad Shares on a fully diluted basis, in favour of the Transaction. Directors and officers of Nomad, holding a total of approximately 5% of the Nomad Shares on a fully diluted basis, have also entered into voting support agreements with Sandstorm, pursuant to which they have agreed to vote their Nomad Shares in favour of the Transaction.
The Arrangement Agreement contains customary reciprocal non-solicitation covenants, a right to match in favour of Sandstorm and $20.6 million or $23.6 million in termination and reverse termination fees payable to Sandstorm or Nomad, respectively, in certain circumstances.

Dividends
On May 5, 2022, the Board of Directors of the Company declared a quarterly dividend of CA$0.05 per common share payable on July 15, 2022 to shareholders of record as of the close of business on June 30, 2022.